FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For October 18, 2006

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated October 18, 2006

2.

Material Change Report dated October 18, 2006 (re: October 18/06 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  October 18,  2006

By:

“Michael Levy”_______

 Name

Its:

President and Director__

(Title)

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Private Placement Closes

Vancouver, BC – October 18, 2006:  Michael Levy, the President of Petaquilla Minerals Ltd. (the “Company”), is pleased to announce that, further to the Company’s news releases dated July 20, 2006, and August 31, 2006, the Company has now closed a non-brokered private placement for 9,400,000 Units at a price of $2.40 per Unit for gross proceeds in the amount of $22,560,000 (the “Private Placement”).  The closing date of the Private Placement was October 17, 2006.

Each Unit consists of one common share and one transferable share purchase warrant of the Company, and each warrant entitles the holder to purchase an additional common share of the Company for a period of five years at a price of $3.00 per share.

October 18, 2006, is the Effective Date of the Plan of Arrangement between the Company and Petaquilla Copper Ltd. (“Copper”) approved by shareholders of the Company on June 6, 2006, and by the Supreme Court of British Columbia on June 19, 2006.  On the Effective Date of the Plan of Arrangement, purchasers under the Private Placement will receive:

(a)

one common share of the Company and one share purchase warrant (a “PTQ Warrant”), where each PTQ Warrant entitles the holder to purchase one common share of the Company for a period of five years; and

(b)

one common share of Copper and one share purchase warrant (a “Copper Warrant”), where each Copper Warrant entitles the holder to purchase one common share of Copper for a period of five years.

Until such time as Copper has been listed on a recognized Canadian stock exchange (the “Copper Listing Date”), the Copper Warrant and the PTQ Warrant must be exercised together.  From and after the first five trading days after the Copper Listing Date, the Warrants can be exercised separately, and in that event, the respective exercise prices of the PTQ Warrants and the Copper Warrants will be based on $3.00 multiplied by the ratio of the five day volume weighted average price of each of the PTQ and Copper shares during the first five trading days for Copper.

The PTQ warrants will be subject to a hold period expiring February 18, 2007. The Copper shares and Copper warrants will be subject to resale restrictions until such time that Copper becomes a reporting issuer or another exemption from resale restrictions is available. The PTQ common shares will be freely tradable following the Effective Date.

The proceeds of the Private Placement will be used as to Cdn$17,560,000 on the advancement of the Company’s Molejon Gold Project in Panama, to pay the expenses of the Private Placement and for working capital, with the remaining Cdn$5,000,000 less transaction expenses being used for the benefit of Copper.

Finders’ fees in the form of compensation warrants and cash were paid in connection with the private placement.

Casimir Capital L.P. acted as a financial advisor to the Company in connection with this transaction.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Michael Levy
President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

October 18, 2006

Item 3.

News Release

The Company’s news release dated October 18, 2006, was disseminated by CCN Matthews on October 18, 2006.

Item 4.

Summary of Material Change

The Company announced it has closed a non-brokered private placement for 9,400,000 Units at a price of $2.40 per Unit for gross proceeds in the amount of $22,560,000.  The closing date of the Private Placement was October 17, 2006.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Michael Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated October 18, 2006

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy
President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Private Placement Closes

Vancouver, BC – October 18, 2006:  Michael Levy, the President of Petaquilla Minerals Ltd. (the “Company”), is pleased to announce that, further to the Company’s news releases dated July 20, 2006, and August 31, 2006, the Company has now closed a non-brokered private placement for 9,400,000 Units at a price of $2.40 per Unit for gross proceeds in the amount of $22,560,000 (the “Private Placement”).  The closing date of the Private Placement was October 17, 2006.

Each Unit consists of one common share and one transferable share purchase warrant of the Company, and each warrant entitles the holder to purchase an additional common share of the Company for a period of five years at a price of $3.00 per share.

October 18, 2006, is the Effective Date of the Plan of Arrangement between the Company and Petaquilla Copper Ltd. (“Copper”) approved by shareholders of the Company on June 6, 2006, and by the Supreme Court of British Columbia on June 19, 2006.  On the Effective Date of the Plan of Arrangement, purchasers under the Private Placement will receive:

(a)

one common share of the Company and one share purchase warrant (a “PTQ Warrant”), where each PTQ Warrant entitles the holder to purchase one common share of the Company for a period of five years; and

(b)

one common share of Copper and one share purchase warrant (a “Copper Warrant”), where each Copper Warrant entitles the holder to purchase one common share of Copper for a period of five years.

Until such time as Copper has been listed on a recognized Canadian stock exchange (the “Copper Listing Date”), the Copper Warrant and the PTQ Warrant must be exercised together.  From and after the first five trading days after the Copper Listing Date, the Warrants can be exercised separately, and in that event, the respective exercise prices of the PTQ Warrants and the Copper Warrants will be based on $3.00 multiplied by the ratio of the five day volume weighted average price of each of the PTQ and Copper shares during the first five trading days for Copper.

The PTQ warrants will be subject to a hold period expiring February 18, 2007. The Copper shares and Copper warrants will be subject to resale restrictions until such time that Copper becomes a reporting issuer or another exemption from resale restrictions is available. The PTQ common shares will be freely tradable following the Effective Date.

The proceeds of the Private Placement will be used as to Cdn$17,560,000 on the advancement of the Company’s Molejon Gold Project in Panama, to pay the expenses of the Private Placement and for working capital, with the remaining Cdn$5,000,000 less transaction expenses being used for the benefit of Copper.

Finders’ fees in the form of compensation warrants and cash were paid in connection with the private placement.

Casimir Capital L.P. acted as a financial advisor to the Company in connection with this transaction.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Michael Levy
President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN.